Exhibit 9

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
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Edmonton AB T5J 3V8
Canada

AUDITORS’ REPORT ON THE RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of The Cash Store Financial Services Inc.

On August 25, 2009, we reported on the consolidated balance sheet of The Cash Store Financial Services Inc. (the “Company”) as at June 30, 2009 and 2008, and the consolidated statements of operations, retained earnings and cash flows for the years then ended, which are included in the registration statement on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Edmonton, Canada

May 26, 2010

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